[enCore Energy Corp. Letterhead]

September 26, 2024

Via EDGAR

Jennifer O’Brien

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: enCore Energy Corp.

Form 40-F for Fiscal Year Ended December 31, 2023

Form 6-K filed August 14, 2024

File No. 001-41489

This letter is in response to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 13, 2024 (the “Letter”), regarding enCore Energy Corp.’s (the “Company”) Form 40-F for the fiscal year ended December 31, 2023, and Form 6-K filed August 14, 2024. Below are our responses to each of the comments raised by the Commission.

Form 40-F for Fiscal Year Ended December 31, 2023

1. Estimated Well Field Recovery Factor

SEC Comment: Please tell us the estimated well field recovery factor for each of your mineral resources. If the estimated well field recovery factor has not been included with your resource tables, tell us if this is required disclosure under National Instrument 43-101.

Company Response: Based on historic recoveries for the projects the Company is currently operating and expect to operate in South Texas, for our planning purposes, the Company uses 80% recovery of in-situ measured and indicated resource as produced uranium and 60% recovery of in-situ inferred resources as produced uranium. The difference between the two recovery rates is solely due to confidence in the in-situ resource as per NI 43-101 requirements. There is no requirement under NI 43-101 to disclose the estimated recovery factor, other than as a stated assumption used to support a Preliminary Economic Analysis. Neither of the Company’s operating facilities have completed PEA’s, and therefore, the Company does not believe that there any additional disclosure required under NI 43-101.

2. Production Schedule Reconciliation

SEC Comment: We are unable to reconcile the quantities in the production schedule with your mineral resource disclosure. Please provide us with additional detail regarding the production schedule, including the annual estimated recovered uranium for each project and the respective resource classification for each of these quantities.

Company Response: The figure referenced by the Staff in the Letter is a highly stylized bar chart of expected project production startup timelines. The numbers on the chart represent the production capacity at each of the Company’s facilities. For the Company’s production facilities in South Texas, the combined production capacity is based on nameplate production capacity at all three of its licensed and constructed production facilities, when they operate at full capacity. For the future production facilities, the stated production capacity is derived from the published NI 43-101 Preliminary Economic Analysis for each facility. There is no connection in the timing or the stated production capacities of that figure to the Company’s mineral resource disclosure.

3. Historical Resource Disclosure Compliance

SEC Comment: Please confirm that your disclosure of 47.4 million pounds of historical resources on page 18 of your MD&A complies with Section 2.4 of National Instrument 43-101.

Company Response: Upon review, the Company has determined that the disclosure in the MD&A inadvertently omitted certain footnotes and references necessary for strict compliance with Section 2.4 of NI 43-101. The full disclosure of these items was made in the Company’s corporate slide deck available on the Company’s website at www.encoreuranium.com. The Company submits that the inadvertent omission does not result in a material overall effect to the Company’s disclosure as contained in the MD&A and hereby undertakes to ensure that the appropriate footnotes and references are contained in the future filings it makes in with the Commission.

Exhibit 99.3

Notes to the Consolidated Financial Statements

Note 2. Material accounting policy information

4. Mineral properties, page F-9

SEC Comment: We note your accounting policy for exploration and evaluation assets includes the following statement: “All direct and indirect costs related to the acquisition, exploration and development of exploration and evaluation assets are capitalized by property.” However, the guidance in paragraph 10 of IFRS 6 indicates that expenditures related to the development of mineral resources shall not be recognized as exploration and evaluation assets. Please clarify for us how your accounting policy complies with IFRS 6.

Company Response: The Company has certain mineral property assets that are in the exploration stage, and records exploration and evaluation assets, which consist of the costs of acquiring licenses for the right to explore and costs associated with exploration and evaluation activity, at cost. All direct and indirect costs related to the acquisition, exploration and development of exploration and evaluation assets are capitalized by property.

The exploration and evaluation assets are capitalized until the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable. Such treatment is consistent with IFRS 6. If an exploration and evaluation property interest is abandoned, both the acquisition costs and the exploration and evaluation cost will be written off to net income or loss in the period of abandonment. The Company will ensure the verbiage above is included in our accounting policy disclosure in future filings of its Form 6-K.

5. Investments in uranium, page F-10

SEC Comment: Investments in uranium, page F-10 5. We note your accounting policy indicates that you measure uranium at fair value at each reporting period after initial recognition. However, we note that paragraph 9 of IAS 2 requires inventories to be measured at the lower of cost and net realizable value. Please provide us with an analysis to support your accounting policy or revise to comply with IAS 2. As part of your response, please clarify whether the accounting policy you disclose in the Notes to the Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2024, and June 30, 2023, has been revised. In this regard, it states that “Inventories are uranium concentrates and converted products including chemicals and are measured at the lower of cost and net realizable value.”

Company Response: Uranium purchased and held while the Company had not yet started production is classified as an investment. However, once the Company commenced production uranium held is then treated as inventory and accounted for under IAS 2. (See also response to Comment 2 above).

Uranium inventory thus is classified as inventory and valued at lower of cost and net realizable value (LCM), as per IAS 2. Please note in the Notes to the Condensed Consolidated Financial Statements presented for the six months end June 30, 2024, and June 30, 2023, the Accounting Policy presented for Inventory reflects Inventories are uranium concentrates and converted products including chemicals and are measured at the lower of cost and net realizable value. The cost of inventories is based on the first in first out (FIFO) method. Cost includes direct materials, direct labor, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Consumable supplies and spares are valued at the lower of cost or replacement value. The Company will ensure the verbiage above is included in our accounting policy disclosure in future filings of its Form 6-K.

6. Note 10. Mining Properties, page F-25

SEC Comment: Note 10. Mining Properties, page F-25 6. We note you reclassified the Rosita Extension Mineral property to Mining properties during the fiscal year ended December 31, 2023. and reclassified part of your Alta Mesa Mineral property to Mining properties during the six months ended June 30, 2024. Please expand your accounting policy to clearly explain the events that triggered reclassification including how technical feasibility and commercial viability were met and disclose the criteria for classification as a Mining property versus a Mineral property. Furthermore, given your recognition of depletion expense during the six months ended June 30, 2024, please disclose your accounting policy for recognizing depletion expense.

Company Response: The Company has certain mineral property assets that are in the exploration stage, and records exploration and evaluation assets, which consist of the costs of acquiring licenses for the right to explore and costs associated with exploration and evaluation activity, at cost. All direct and indirect costs related to the acquisition, exploration and development of exploration and evaluation assets are capitalized by property. The reclassification of the Rosita Extension and Alta Mesa Mineral Properties to Mining Properties was triggered by the commencement of production activities, marking the transition from exploration to development and from Mineral Properties to Mining Property.

The exploration and evaluation assets are capitalized until the commercial viability of the extraction of mineral resources in an area of interest are demonstrable. Exploration and evaluation assets are then assessed for impairment and reclassified to mining property on the consolidated statement of financial position. If an exploration and evaluation property interest is abandoned, both the acquisition costs and the exploration and evaluation cost will be written off to net income or loss in the period of abandonment.

The Company recognizes depletion expense based on the unit-of-production method, which applies the depletion rate to the actual amount of uranium extracted during the period relative to the estimated recoverable reserves within inventory. This disclosure is currently included in the Company’s Form 40-F for the year-ending December 31, 2023. Management will ensure the verbiage above is included in its accounting policy disclosure in future filings of its Form 6-K.

7. Alta mesa joint venture, page 13

SEC Comment: We note you entered into a uranium loan agreement with Boss Energy Limited and recorded a deemed value of $20,108,000 as of June 30, 2024. Please clarify for us the meaning of “deemed value,” and what IFRS Standard you are applying in accounting for this commodity loan

Company Response: The term “deemed value” refers to the fair market value of uranium at the time of the transaction and, this treatment is consistent with the provisions of IFRS 9 for financial instruments. This value is determined by referencing market prices at the initial recognition of the agreement. The Company will revise the language in future filings to clarify this term.

8. Note 14. Segmented information, page 24

SEC Comment: We note you have begun production at both your Rosita and Alta Mesa projects in Texas in 2024. Please tell us how you have considered these developments in determining your operating and reportable segments under IFRS 8.

Company Response: IFRS 8 Operating Segments requires particular classes of entities to disclose information about their operating segments, products and services, the geographical areas in which they operate, and their major customers. Information is based on internal management reports, both in the identification of operating segments and measurement of disclosed segment information. Even though the Company has begun production at both our Rosita and Alta Mesa projects in Texas in 2024, the Company’s Chief Operating Decision Maker (“CODM”) continues to assess the allocation of resources based on the production of one product, Uranium.

Please contact me at (361) 239-5450 if you have any further questions or require additional information.

Sincerely,

/s/ Shona Wilson

Shona Wilson

Chief Financial Officer

enCore Energy Corp.

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